Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross warrants expiring September 17, 2014

Toronto, Ontario, August 12, 2014 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) would like to remind holders of the outstanding K.WT.D warrants (TSX: K.WT.D) that the warrants expire on Wednesday, September 17, 2014 at 5:00 p.m. (Toronto time).

The warrants will cease trading on the TSX on Wednesday, September 17, 2014 at 12:00 p.m. (Toronto time).

One warrant entitles the holder to purchase one Kinross common share at an exercise price of US$21.30.

Questions regarding the warrants can be directed to the Warrant Agent, Computershare Trust Company of Canada, at 1-800-564-6253 (North America) or 1-514-982-7555 (International).

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Andrea Mandel-Campbell
Director, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com